US Assets, Inc.
1910 Pacific Avenue, Suite 17060
Dallas, TX 75201

November 29, 2016

Via EDGAR

Sonia Gupta Barros
Assistant Director
Office of Real Estate and Commodities
Securities and Exchange Commission
100 F. Street, N.E. Washington, D.C. 20549

Re:	US Assets, Inc.
Registration Statement on Form S-1
Filed September 7, 2016
File No. 333-213535

Ladies and Gentlemen:

US Assets, Inc. (the "Company") hereby requests immediate withdrawal of its Withdrawal Request filed on November 22, 2016 with respect to Registration Statement on Form S-1 (File No. 333-213535), which was filed with the Securities and Exchange Commission (the "Commission") on September 7, 2016 (the "Registration Statement").
If you have any questions regarding this application for withdrawal, please contact either me or the Company's securities attorney Laura Anthony, Esq. of Legal & Compliance, LLC at (561) 514-0936 or lanthony@legalandcompliance.com.

Very truly yours,

By:	/s/ Jeffrey Love
Jeffrey Love
Chief Executive Officer and President